February 13, 2024 VIA EDGAR	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 21, 2023
File No. 333-274435

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated January 18, 2024 regarding the Company’s Amendment No. 2 to its registration statement on Form S-1 (“Amendment No. 2”) submitted to the Commission on December 21, 2023. This letter is being filed with the Commission with Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

The Staff’s comments are repeated below and is followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Form S-1 filed December 21, 2023 Use of Proceeds, page 16

1.	You state that you anticipate using the net proceeds from the offering for potential strategic acquisitions. Identify the businesses or nature of the businesses sought, the status of any negotiations, and a brief description of the businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 16 of the Amendment No. 3 to address the Staff’s request. There are no current potential acquisitions that are subject to a letter of intent that are at a stage in negotiations where an acquisition agreement is imminent.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940        800.215.2137          305.704.5955 Fax        cozen.com

United States Securities and Exchange Commission

February 13, 2024

Healthy Choice Wellness Centers, page 23

2.	Please disclose the number and location(s) of currently operational wellness centers. It is unclear how many centers you currently operate as opposed to those that you intend to open in the future.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 16 and 33 of the Amendment No. 3 to address the Staff’s request. We currently operate two wellness centers, one through direct ownership and one through a license agreement. Although the Company is actively seeking to either acquire or open additional wellness centers, no agreements are currently in effect for such expansion.

Determination of Offering Price, page 26

3.	Please revise to indicate whether, and if so, how, the current OTC Pink quotation price of HCMC was considered in determining the current range included in the prospectus. We note that the 52-week range for HCMC’s quotation is 0.0000 - 0.0002.

Response: As described in the prospectus, the Staff is advised that the Company, in consultation with the underwriter, looked at the following factors when determining the current price range that is included in the prospectus: (i) the history and prospects for the industry in which the Company competed; (ii) the Company’s past and present financial performance; (iii) the Company’s prospects for future earnings, growth and funding and HCMC’s past ability to raise capital for the business of the Company; (iv) the general condition of the securities market at the time in which the range was included in the prospectus; (v) the recent market prices of, and demand for, (1) publicly traded shares of generally comparable companies and (2) similarly situated newly public traded companies; and (vi) other factors deemed relevant by the Company and the underwriters. Among these other factors deemed relevant by the Company and the underwriters were (i) an independent third-party valuation that was prepared by a leading independent industry valuation firm in October 2022 (the “October Valuation Report”) and (ii) oral discussions with certain institutional accredited investors in compliance with Section 163B of the Securities Act that are current stockholders of HCMC and which will become stockholders of the Company. While the Company and underwriters did consider HCMC’s current (and 52-week) common stock quotation, along with HCMC’s high and low market caps during the period (which ranged from ~$23 million to ~$69 million over the prior 52-week period), given the lack of liquid trading in HCMC’s common stock on the OTC Pink marketplace and the other factors described above, relatively little weight was placed on the price and market cap of HCMC’s common stock relative to the other factors.

Following the Company’s recent discussions with the Staff regarding the price range, and given the passage of time since the October Valuation Report (including that such October Valuation Report did not give effect to the Company’s acquisition of the Elwood Thompson’s store in October 2023 (through a wholly owned subsidiary) or the Company’s 2023 performance), the Company recently engaged Newbridge Securities Corporation to prepare a new independent valuation report which we have submitted confidentially to the Staff and which the Company believes continues to support the price range as describe in the prospectus. The Company and underwriter are continuing to evaluate the price range in the offering and expect to engage in further price discovery processes including engaging in “test the water” meetings once the Staff has completed its review of the Amendment No. 3.

In accordance with the request from the Staff, the Company has revised the disclosure on page 26 of the Amendment No. 3.

United States Securities and Exchange Commission

February 13, 2024

General

4.	Please address any comments issued in our comment letter dated January 18, 2024 for the Form S-1 (File No. 333-275209) to the extent applicable to this registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amendment No. 3 to address the Staff’s request.

5.	We note your response to prior comment seven. Please advise us whether your underwriter, Maxim Group, has had contact with potential investors concerning the offering or has otherwise engaged in any marketing and/or price discovery activities. Please also revise your disclosure of “when-issued” trading and “regular-way” trading to clarify where you expect such trading to occur (ex: OTC Pink Market or NYSE American exchange).

Response: The Company acknowledges the Staff’s comment. To date, the underwriter has not engaged in any marketing or price discovery activities except for oral discussions with certain institutional accredited investors in compliance with Section 163B of the Securities Act that are current stockholders of HCMC and which will become stockholders of the Company. Disclosure has been revised on page 4 to clarify that only “regular way” trading will occur on the NYSE American exchange.

6.	In your response to prior comment seven you state that Maxim expects to make a market in the HCWC Class A common stock market after the Offering but these activities are not related to the firm commitment offering. Please tell us Maxim’s planned market-making activities and how this complies with Regulation M.

Response: Further to calls with the NYSE and SEC, we clarified that the Class A common stock to be offered and sold in the firm commitment offering and the Class A common stock to be distributed by HCWC to the holders of record of HCMC will commence trading on the NYSE on the same day at or about the same time. Maxim has confirmed that it will not engage in any market-making activities until it has completed its participation in the offering. Maxim will keep HCWC on its restricted list until all firm shares of Class A common stock in the underwriting, as well as the exercise of any portion of the overallotment option, have been exhausted in accordance with Regulation M. A NYSE designated market maker will commence the trading market and Maxim will engage in market-making activities after its Regulation M restriction has been lifted.

* * * * *

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc: John Ollet